Exhibit 12.1

TAL INTERNATIONAL GROUP INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings Available for Fixed Charges:
Income before income taxes	$89,646	$110,854	$54,863	$60,391	$65,521
Add:
Interest and debt expense	79,104	68,807	64,983	52,129	47,578
Write-off of deferred financing costs	675	—	250	204	2,367
Appropriate portion of rents (a)	176	181	195	181	166
Earnings available for fixed charges	$169,601	$179,842	$120,291	$112,905	$115,632
Fixed Charges:
Interest and debt expense	$79,104	$68,807	$64,983	$52,129	$47,578
Write-off of deferred financing costs	675	—	250	204	2,367
Appropriate portion of rents (a)	176	181	195	181	166
Fixed Charges	$79,955	$68,988	$65,428	$52,514	$50,111
Ratio of earnings to fixed charges	2.12 X	2.61 X	1.84 X	2.15 X	2.31 X

(a) Portion of rental expenses that is deemed representative of an interest factor, which is 8% of total rental expense.